September 17, 2025

Yuran Yin
Chief Executive Officer
DT House Ltd
First Floor, Incubator Building
Masdar City, Abu Dhabi, United Arab of Emirates

       Re: DT House Ltd
           Amendment No. 4 to Registration Statement on Form F-1
           Filed September 5, 2025
           File No. 333-285475
Dear Yuran Yin:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1 filed September 5, 2025
Exhibit Index, page II-5

1. Please file a revised opinion of counsel that covers the increased number of ordinary shares being registered in the offering. We note that Exhibit 5.1 reflects an offering of
       "up to 1,875,000 Ordinary Shares."
 September 17, 2025
Page 2

       Please contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Virginia Tam